PE
7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02056924

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month(s) of July, 2002

RECD S.E.C.
SEP - 5 2002
1086

BELMONT RESOURCES INC.
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C. V6C 2T6
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ______

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ______

PROCESSED
SEP 09 2002
P
THOMSON
FINANCIAL

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date August 21, 2002

By ______________
(Signature)
Gary Musil, Secretary/Director

WM

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@telus.net
Website: www.Belmont-Resources.com

August 22, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC
20549

Attn: Filing Desk

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Issuer")
Report of Foreign Private Issuer on Form 6 - K
Commission File No. 0-29616

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) and pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for July 2002:

1) June 10/02 letter to TSX Venture Exchange ("TSX") c/w Form 4K Summary of Options, etc.;
2) July 2/02 letter to B.C. Securities Commission ("BCSC") c/w Form 51-901F and April 30/02 financials;
3) July 18/02 letter to BCSC c/w Form 45-902F Exempt Distribution;
4) July 24/02 letter to TSX c/w News Release as disseminated;
5) July 24/02 letter to BCSC c/w Form 53-901F Material Change Report;

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

Received as above
per: ____________________
Print Name

BELMONT RESOURCES INC.

File 82-686

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

June 10, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attention: Corporate Finance Services

Dear Sirs:

Re: Stock Options

We request that the TSX Venture Exchange approve the granting of 960,000 stock options at a price of $0.14 as announced in a news release issued by the Company on March 27, 2002.

In support of this application, we enclose the following documents:

1. Two Form 4J - Certification & Undertakings from a Company;
2. One Form 4K - Summary Form - Incentive Stock Options;
3. One Form 4L - Declaration of Incentive Stock Options; and
4. A cheque for $802.50 payable to the TSX Venture Exchange for filing fees.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil
Secretary/Director

Enclosures

c.c. Martin & Associates, Solicitors
Securities & Exchange Commission, Wash. D.C. USA

FORM 4J

CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: Belmont Resources Inc. (the "Issuer").

SEDAR Project #:____________________.

Duster Capital Corp. (the "Option Holder") certifies that all shares of the Option Holder are owned by Dusan Berka, a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or
2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated June 6, 2002.

Duster Capital Corp.

[signature]

Authorized signatory

FORM 4J

CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: Belmont Resources Inc. (the "Issuer").

SEDAR Project #:____________________.

MiTrade International Inc. (the "Option Holder") certifies that all shares of the Option Holder are owned by Michel Hechema, a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or

2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated June 6, 2002.

MiTrade International Inc.

[signature]

Authorized signatory

FORM 4K
SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: Belmont Resources Inc. (the "Issuer")

SEDAR Project #: ________________

1. NEW OPTIONS PROPOSED FOR ACCEPTANCE

Date of Grant: March 27, 2002

Name of Optionee	Position (Director/ Senior Officer/ Employee/ Consultant	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in the Past 12 Months
Vojtech Agyagos	Director	Yes	150,000	$0.14	2006,03,27	NIL
Gary Musil	Director	Yes	100,000	$0.14	2006,03,27	NIL
Kenneth B. Liebscher	Director	Yes	100,000	$0.14	2006,03,27	NIL
Peter E. Serck	Director	Yes	75,000	$0.14	2006,03,27	NIL
Jake Bottay	Director	Yes	50,000	$0.14	2006,03,27	NIL
Duster Capital	Director (subsidiary)	Yes	25,000	$0.14	2006,03,27	NIL
Robin T. McNabb	Employee	No	35,000	$0.14	2006,03,27	NIL
MiTrade Intl.	Consultant/IR	No	425,000	$0.14	2006,03,27	NIL

Total Number of optioned shares proposed for acceptance: 960,000

2. AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
None				

3. OTHER PRESENTLY OUTSTANDING OPTIONS:
(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Vojtech Agyagos	200,000	$0.14	Aug.17, 2000	Aug.17, 2002
Gary Musil	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Peter P.H. John	500,000	$0.14	Aug.17, 2000	Aug.17, 2002
Peter Serck	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Kenneth Liebscher	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Jake Bottay	50,000	$0.14	Aug.17, 2000	Aug.17, 2002

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,860,000

4. ADDITIONAL INFORMATION

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. July 16, 2001

(b) If applicable, state the date of the news release announcing the grant of options: March 27, 2002

(c) State the total issued and outstanding share capital at the date of grant: 21,290,012

(d) State, as a percentage of the issued shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 8.7%

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan Not applicable

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of the grant, state the per share price paid by the public investors: Not applicable

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public Not applicable

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: Belmont Resources Inc. (the "Issuer")

SEDAR Project #:______________

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form..

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not been publicly disclosed.

4. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

5. The information on the attached Summary Form – Incentive Options is true.

Dated this 6th day of June, 2002.

Gary Musil
Name of Director and/or Senior Officer

[signature]
Signature

Secretary/Director
Official Capacity

[redacted]

June 14, 2002

Belmont Resources Inc.
600 – 625 Howe Street
Vancouver, B.C.
V6C - 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

Re: Belmont Resources Inc. (the 'Company') Sub #75552

This letter is in response to the above-noted stock option submission for the Company. We provide the following comments:

1) As per the Form 4K documentation received from the Company, MiTrade International is listed as an optionee. Investors Relations consultants are usually not eligible for stock option grants in British Columbia. Please provide an adjusted Form 4K so that we may proceed with the approval of the remaining stock option grants.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: malki.haer@tsxventure.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

File: ::ODMA\PCDOCS\DOCP\937877\1

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@telus.net
Website: www.Belmont-Resources.com

July 3, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Malki Haer, Analyst
Corporate Finance

Dear Sir:

Re: Stock Options - Submission #75552

In reply to your letter of June 14, 2002 enclosed please find an AMENDED Form 4K.

We await you acceptance of this filing.

Yours truly,

Gary Musil, CFO
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor

AMENDED
FORM 4K
SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: Belmont Resources Inc. (the "Issuer")

SEDAR Project #: ________________

1. NEW OPTIONS PROPOSED FOR ACCEPTANCE

Date of Grant: March 27, 2002

Name of Optionee	Position (Director/ Senior Officer/ Employee/ Consultant	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in the Past 12 Months
Vojtech Agyagos	Director	Yes	150,000	$0.14	2006,03,27	NIL
Gary Musil	Director	Yes	525,000	$0.14	2006,03,27	NIL
Kenneth B. Liebscher	Director	Yes	100,000	$0.14	2006,03,27	NIL
Peter E. Serck	Director	Yes	75,000	$0.14	2006,03,27	NIL
Jake Bottay	Director	Yes	50,000	$0.14	2006,03,27	NIL
Duster Capital	Director (subsidiary)	Yes	25,000	$0.14	2006,03,27	NIL
Robin T. McNabb	Employee	No	35,000	$0.14	2006,03,27	NIL

Total Number of optioned shares proposed for acceptance: 960,000

2. AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
None				

3. **OTHER PRESENTLY OUTSTANDING OPTIONS:**
(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Vojtech Agyagos	200,000	$0.14	Aug.17, 2000	Aug.17, 2002
Gary Musil	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Peter P.H. John	500,000	$0.14	Aug.17, 2000	Aug.17, 2002
Peter Serck	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Kenneth Liebscher	50,000	$0.14	Aug.17, 2000	Aug.17, 2002
Jake Bottay	50,000	$0.14	Aug.17, 2000	Aug.17, 2002

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,860,000

4. **ADDITIONAL INFORMATION**

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. July 16, 2001

(b) If applicable, state the date of the news release announcing the grant of options: March 27, 2002

(c) State the total issued and outstanding share capital at the date of grant: 21,290,012

(d) State, as a percentage of the issued shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 8.7%

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan Not applicable

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of the grant, state the per share price paid by the public investors: Not applicable

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public Not applicable

FILE 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

July 2, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company") – File No. X005731

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned company on July 2, 2002.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR

Enclosed please find:

Quarterly Report Form 51-901 F and financial statements for the three-month period ended April 30, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.
- Canadian Venture Exchange, Attn: Listings Dept.
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
- CIBC Mellon Trust Company, Attn: Leslie MacFarlane, Account Manager
- Dale, Matheson, Carr-Hilton, CA, Auditors
- Securities & Exchange Commission, Wash. DC, USA
- Moody's Investor Services (2)
- Directors (5)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*April 30, 2002*
Date of Report:	*June 28, 2002*
Name of Issuer:	*BELMONT RESOURCES INC.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*Secretary /Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	belmontr@direct.ca
Website Address:	www.Belmont-Resources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*June 28, 2002*
Directors Name:	*Kenneth B. Liebscher*	Date Signed:	*June 28, 2002*

BELMONT RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR

THREE MONTHS ENDED

APRIL 30, 2002
(APRIL 30, 2001)

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED BALANCE SHEET

ASSETS

	APRIL 30 2002	JANUARY 31 2002
CURRENT		
Cash	$ 14,014	$ 13,801
Marketable securities (Notes 4 and 10)	3,209,000	3,209,000
Accounts receivable	40,074	1,532
Advances and deposits (Note 5)	157,625	157,625
Due from related parties (Note 10)	17,800	74,671
Prepaid expenses	8,303	5,766
	3,446,816	3,462,395
DUE FROM RELATED PARTY (Note 10)	56,740	56,740
PREPAID RENT DEPOSIT	4,150	4,150
CAPITAL ASSETS (Note 6)	7,876	8,280
RESOURCE INTERESTS (Note 7)	97,375	42,500
	$ 3,612,957	$ 3,574,065

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 42,400	$ 31,220
Short term loans	28,875	30,250
Due to related parties (Note 10)	134,306	119,481
	205,581	180,951

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)	13,981,265	13,902,565
DEFICIT	(10,573,889)	(10,509,451)
	3,407,376	3,393,114
	$ 3,612,957	$ 3,574,065

Approved on behalf of the Board

"GARY MUSIL"

"KENNETH B. LIEBSCHER"

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED APRIL 30, 2002 AND 2001

	2002	2001
INTEREST INCOME	$	$ (16,000)
EXPENSES		
Amortization	404	505
Consulting	-	9,715
Foreign exchange loss	-	371
Interest and bank charges	3,082	152
Legal	245	7,512
Management fees	15,000	15,000
Office and sundry	909	(729)
Regulatory and filing fees	2,538	395
Rent	8,020	1,665
Travel and shareholder relations	10,617	2,036
Transfer agent fees	2,570	2,338
Telephone	625	93
Salaries and administrative services	20,428	23,430
Total administrative costs	64,438	62,483
LOSS BEFORE OTHER ITEMS	(64,438)	(46,483)
OTHER ITEMS		
Loss on sale of marketable securities	-	31,370
NET LOSS FOR THE PERIOD	$ (64,438)	$ (77,853)
Deficit, beginning of period	$ (10,509,451)	$ (10,831,023)
Deficit, end of period	$ (10,573,889)	$ (10,908,876)
Loss per share	(0.003)	(0.004)

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED APRIL 30, 2002

	2002	2001
OPERATING ACTIVITIES		
Net loss for the period	$ (64,438)	$ (77,853)
Add non cash items:		
Amortization	404	505
Loss on marketable securities	-	31,370
	(64,034)	(45,978)
Net changes in other non-cash working capital items		
Accounts receivable	(38,543)	(1,965)
Prepaid expenses	(2,538)	378
Accounts payable and accrued liabilities	11,180	23,598
Short-term loan	(1,375)	-
	(95,310)	(23,969)
INVESTING ACTIVITIES		
Mineral property expenditures	(54,875)	(13,384)
	(54,875)	(13,384)
FINANCING ACTIVITIES		
Issuance of share capital	78,700	-
Proceeds on marketable securities	-	17,130
Due to (repayment) to shareholders	71,698	3,000
	150,398	20,130
INCREASE (DECREASE) IN CASH	213	(17,223)
CASH, beginning of period	13,801	89,040
CASH, end of period	$ 14,014	$ 71,817

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
FOR THE THREE MONTHS ENDED APRIL 30, 2002 AND APRIL 30, 2001

	2002	2001
	$	$
PEZINOK II		
Acquisition costs	4,918,817	4,918,817
Plant and equipment	173,268	173,268
Exploration costs		
Balance, beginning of year	425,354	425,354
Reports and administration	-	3,397
Balance, end of period	5,517,439	5,520,836
Less: cumulative writedown	(5,517,439)	(5,417,439)
	-	103,397
MASEVA		
Acquisition costs	42,500	42,500
UNGAVA		
Acquisition costs	67,500	67,500
Exploration expenditures	50,760	50,760
	118,260	118,260
Less: cumulative writedown	(118,260)	-
	-	118,260
ROZMIN		
Acquisition costs	2,156,369	2,156,369
Mine development	395,362	395,362
Plant and equipment	42,849	42,849
Exploration expenditures	63,363	58,836
	2,657,943	2,653,416
Less: disposal	(2,657,943)	-
	-	2,653,416
TOLMIE		
Acquisition costs	49,450	-
Exploration expenditures	5,425	-
	54,875	-
BALANCE - END OF PERIOD	$ 97,375	$ 2,917,573

UNAUDITED
Prepared by Management

1. NATURE OF OPERATIONS

Belmont Resources Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of resource properties. Funding for operations is obtained through public and private share issuances and sale of resource interests.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended January 31, 2002. It is suggested that the interim consolidated financial statements be read in the conjunction with the annual consolidated financial statements.

a) Consolidation

These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO). SSSRO is a registered Slovakian company. The accounts of SSSRO have been consolidated on the following basis:

SSSRO

The Company owns a 100% interest pursuant to a share acquisition agreement. All significant intercompany transactions and balances have been eliminated. As a result of the write-down of the resource interests a shareholder deficiency exists within the subsidiary. Under Canadian Generally Accepted Accounting Principles a non-controlling interest in shareholders' deficiency is not recognized upon consolidation if such deficit is not likely to be funded by the non-controlling interest. Accordingly, no amount has been recorded for non-controlling interest in the subsidiary.

ROZMIN s.r.o.

The Company sold its 57% interest in Rozmin s.r.o. effective March 27, 2001. The accounts and operations of Rozmin have been consolidated in the accounts up to the date of disposition.

b) Capital assets

Capital assets not directly associated with resource interests are recorded at cost. Amortization is provided at 20% per annum on a declining balance basis. Amortization of capital assets directly related to resource interests is capitalized in mineral interests where such capital assets relate to direct exploration expenditures. Capital assets are reviewed for impairment by management on a regular basis. If management determines an asset value is impaired below its net carrying value, an impairment charge is recorded in the period of such determination.

c) Resource interests

Costs incurred in respect of resource interests during the exploration and development stage are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

BELMONT RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT APRIL 30, 2002
Unaudited – Prepared by Management

The recoverable value of resource interests, as reported on the balance sheet, is dependant upon future commercial success or proceeds from disposition.

The Company reviews its resource interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to expected future cash flows. Should an impairment in carrying amount be indicated, an impairment charge to estimated recoverable value would be recorded at that time.

d) Administrative costs

Administrative costs not directly associated with resource interests are recognized as period costs and are expensed in the period incurred.

e) Translation of foreign currencies

The Company's functional currency is Canadian dollars. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at exchange rates at acquisition date. Revenues and expenses are translated at rates approximating exchange rates in effect at the date of the transactions. Exchange gains or losses arising on translation of current monetary items are included in operations for the year.

f) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding.

g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Significant areas requiring the use of management estimates relate to the carrying value of marketable securities, assumptions used in determining fair values of share consideration received for proceeds of dispositions, the determination of impairment of assets and their useful lives for amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

i) Financial instruments

Financial instruments include cash, marketable securities, accounts receivable, advances and deposits, accounts payable and loans which are short-term in nature.

Under the Rozmin s.r.o. agreement, the Company has a right to receive additional shares in EuroGas Inc. as consideration for the sale depending on market value criteria and net amount recovered through sale. The Company will be entitled to receive additional shares, however, the amount is not determinable at this time. No further sale consideration will be recorded as the additional shares represent a corresponding decline in market value of the original shares provided under the sale agreement.

j) Risk management

The Company's primary assets at the balance sheet date are marketable securities, advances and resource interests in Slovakia held by the Slovakian subsidiary. The Company could, accordingly, be at risk for market value and foreign currency fluctuations, developing legal and political environments and price fluctuations in resource sector markets.

The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of its Slovakian interests and for legal and accounting matters.

3. DISPOSITION OF SUBSIDIARY

The Company entered into an agreement effective March 27, 2001 to sell its 57% shareholding interest in Rozmin s.r.o. **(Note 2)**. The principle terms of the agreement provide for the sale of Rozmin shares to EuroGas Inc. ("EuroGas") for consideration as follows:

i) Issuance by EuroGas Inc. of 12,000,000 common shares in EuroGas (see below).

ii) Repricing of 2,500,000 share purchase warrants for the purchase of EuroGas shares previously held by Belmont (see below).

iii) Payment by EuroGas of $100,000 U.S. as advance royalties (subsequently net recovery to Belmont of $96,774).

iv) Payment by EuroGas of additional advance royalties of $10,000 U.S. per month should the Rozmin property not go into production by March 27, 2002.

i) The agreement includes market guarantee provisions that require additional shares to be issued by
EuroGas as follows:

a) an additional 1,000,000 shares for each $0.05 U.S. decrease in the ten day average quoted market price below $0.30 U.S. per share.

b) if Belmont is unable to realize $1,911,700 U.S. from the resale of the initial 12,000,000 shares, EuroGas is required to issue additional shares to compensate Belmont for any shortfall based on the ten day average trading price on the date of notice of shortfall.

There is significant uncertainty as to the net realizable value of the EuroGas shares as at June 28, 2002. For the purposes of determining fair value of the consideration at the time of the agreement, management has determined that the effective guarantee amount of $1,911,700 U.S. is the most appropriate estimate of fair value. No value has been assigned to the additional shares required under the guarantee provisions as the additional shares are provided to compensate for subsequent market value decline.

After July 16, 2002, the EuroGas shares will be released for trading on a phased basis at an amount equal to 1% per fiscal quarter of the issued and outstanding shares of EuroGas. The Company anticipates this amount to be approximately 1,400,000 shares per quarter.

EuroGas has undertaken to qualify and file a registration statement with U.S. regulatory authorities to apply to have all of the shares released for trading. The EuroGas shares are

restricted from trading until July 16, 2002 unless a prior registration statement is filed and accepted by U.S. regulatory authorities to qualify the shares for resale.

The fair value of the repricing of 2,500,000 share purchase warrants under the agreement has been estimated using the "Black Sholes" option pricing model. Under this model, volatility has been calculated at 111%, however a maximum 50% rate was determined to be more representative. Dividend yield was set at 0 % and a risk free interest rate was set at 4%.

4. MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost or market value. The Company anticipates disposition of marketable securities within the ensuing fiscal year subject to market conditions.

5. ADVANCES AND DEPOSITS

i) During a prior year, the Company entered into an initial option agreement to acquire a 25% interest in EnviGeo Trade s.r.o., a private Slovakian company that owns an oil and gas exploration license in north-eastern Slovakia. Terms of the agreement included payment by Belmont of a refundable deposit of $100,000 (paid) and an additional $400,000 payable within 90 days, subject to Belmont completing a due diligence assessment of the exploration license. After completing its due diligence, the Company decided not to exercise its option under this agreement and requested return of the deposit. On April 15, 2001, the debt was assigned to Sierra International Group Inc. and 300,000 common shares of EuroGas Inc. were deposited as collateral for the repayment of this advance.

Interest of $10,000 Cdn. due on May 15, 2001 remains outstanding. If the advance was not repaid by May 31, 2001 the Company had authority to begin liquidating the EuroGas Inc. common shares to recover the debt. The Company subsequently agreed to a 30 day extension to June 30, 2001 in consideration of an additional $2,500 in interest. The extension period has expired and the balance remains outstanding.

ii. During a prior year, the Company advanced a $150,000 U.S. refundable deposit as a right of first refusal to acquire a 25% interest in an oil and gas concession in the Sakha Republic. After due diligence, the Company decided not to proceed with this transaction and requested a return of the funds. On March 20, 2001, as the funds had not been received, the debt was assigned to a party related to EuroGas Inc. and 700,000 common shares of EuroGas Inc. were delivered to the Company as collateral against the debt.

Interest on the debt is payable quarterly at a rate of 15% per annum calculated from June 30, 2000. As at May 15, 2001, interest of $16,000 Cdn. has been received. If the principal sum was not repaid by June 30, 2001, the Company had authorization to begin liquidating the EuroGas Inc. common shares to recover the debt. The Company has possession of the security shares, however, it is currently unable to sell the shares as the named owner has not signed the share certificates over to the Company. The Company and parties involved are negotiating settlement and repayment terms. Management anticipates a resolution and recovery of the balance due, however, there remains uncertainty. A 50% provision for non-recovery has been recorded as at the balance sheet date.

The party guaranteeing the obligation and providing the collateral shares has business ties to directors of Belmont through EuroGas Inc.

b) The Company advanced funds totaling $56,740 on behalf of a related company to fund that company's participation requirements in the Ungava mineral interests. **(Note 10).**

6. CAPITAL ASSETS

	2002 $			2001 $
	Cost	Accumulated Amortization	Net	Net
Office furniture and equipment	15,885	8,009	7,876	9,794

7. RESOURCE INTERESTS

a) Pezinok II, Slovakia

By agreement dated May 1, 1996 *with* Rudne Bane, *s.p.*, a Slovakia State owned *mining* corporation, the Company's 100% subsidiary acquired a 100% interest in the Pezinok II mining concession, a former producing gold/antimony mine and mill, located in Pezinok, Slovak Republic. The Company has maintained its interest in the *Pezinok II mining* concessions and has been seeking a joint venture partner to continue development plans.

As a result of depressed gold prices and weak resource sectors world-wide, the Company has been unable, to date, to find a joint venture partner or commit its own resources to fund the reopening of the Pezinok mine as planned. Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project expired at the end of 1999. The Company continues to hold certain of *the rights to the concessions, however to reopen the mining operation new permits will be* required. The Company has effectively abandoned its interests in the concessions, due to uncertainty over the viability of the mining operation and current market conditions, and has determined that that no further resources will be directed to the concessions.

b) Maseva, Slovakia

In a prior year, the Company entered into an agreement with EuroGas Inc. whereby it sold *its 90% ownership in Maseva Gas s.r.o.* ("Maseva"). *In October, 2000, the Company* reacquired the 90% ownership in Maseva for cash consideration of $42,500 (paid). The Company is maintaining its interest in the Maseva properties and no further impairment is indicated.

An additional payment of 1.25 million Slovakian Crowns (approximately $42,500 Cdn.) will be due in July 2002 which the Company must make to maintain the concession.

c) Ungava, Quebec

On January 4, 2000, the Company entered into an option assignment agreement with

Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec. Upon completion of a Phase I exploration program, the Company *determined further expenditures were not warranted* and abandoned its interest in the Ungava region.

d) Rozmin, Slovakia

The Company held a 57% interest in Rozmin s.r.o., a private Slovakian mining company that controls a talc deposit in the eastern Slovak Republic. The total cash consideration for *the acquisition* was 2,850,000 German marks ($2.061 *million* Cdn.). A finder's fee of 150,000 German marks ($104,240 Cdn.) was paid. In March 2001, the Company entered into an agreement to sell its 57% equity interest in the capital stock of Rozmin s.r.o. to EuroGas Inc., a company incorporated in Utah, U.S.A. **(See Note 3).**

e) Tolmie, James Bay Lowlands - Ontario

By an agreement dated February 10, 2002 with Serge Lavoie the Company can acquire a 100% interest *in four claim blocks* (64 units) located in the Porcupine Mining Division, James Bay, Northeastern Ontario. Consideration for the acquisition was as follows:

i) payment of $12,500 (paid)
ii) issuance of 250,000 common shares of the Company at a deemed value of $0.10 per share (issued)
iii) issuance of 37,000 common shares of the Company at a deemed value of $0.10 per share (issued) - Finders Fee
iv) subject to a two percent (2%) Net Smelter returns payable to Lavoie

In April 2002, the Company acquired an additional 100% interest in ten claims (157 units) located in the *Porcupine Mining Division. Staking costs relating to this acquisition totalled* $8,250.

8. SHORT TERM LOAN

The loan is repayable on demand and bears interest at the rate of 18% per annum until the loan is repaid in full.

9. SHARE CAPITAL

a) Authorized

50,000,000 common shares at no par value

b) Issued

	2002		2001	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	20,703,012	13,902,565	20,703,012	13,902,565
Issued during the year for:				

Property acquisitions	287,000	28,700	-	-
Private placement	500,000	50,000	-	-
Balance, end of year	21,490,012	13,981,285	20,703,012	13,902,565

Stock Options

The exercise price and expiry dates of share purchase options outstanding to directors and employees are as follows:

Number of Shares	Exercise Price	Expiry Date
900,000	0.14	August 17, 2002
900,000		

d) Escrow and pooled shares

There are no shares held in escrow or subject to pooling agreements.

10. RELATED PARTY TRANSACTIONS

During the period the Company had the following transactions with related parties.

a) Marketable securities include $1,500 for shares in a publicly traded company with directors in common with Belmont.

b) Marketable securities include $3,207,500 in value assigned in the EuroGas transaction **(Note 3)**. One of the directors of Belmont was appointed to the board of directors of EuroGas as a consequence of the Rozmin s.r.o. sale to EuroGas.

c) Due from related party (long-term) is an amount due from a company with common directors. By agreement the amount due is non-interest bearing and is not repayable before April 30, 2003.

d) Due to related parties includes:
  i) amounts due to companies with common directors, payable on demand without interest.
  ii) amounts due to directors, payable on demand without interest.
  iii) amounts due to an individual related to a director, payable on demand with interest at 18% per annum.

11. CONTINGENCY

The Company has recorded as a current asset, marketable securities in EuroGas Inc. **(See Note 3)** valued at $3,207,500 Cdn. The realization of this amount as a current asset is dependant upon the filing and acceptance of a U.S. registration statement to qualify the shares to be traded. The registration statement is to be prepared and filed by EuroGas Inc. under the agreement. Should the U.S. registration statement not be filed or accepted the amount of shares available to be traded on a current basis would be restricted as detailed in Note 3 to these financial statements.

BELMONT RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT APRIL 30, 2002
Unaudited – Prepared by Management

The number of shares ultimately available for sale is subject to certain market and sale recovery conditions, also as detailed in Note 3 to these financial statements. The Company has requested that EuroGas Inc. complete and file the registration statement, however, the registration statement had not been filed and Belmont has engaged legal advisors to assist in completing the required filings to qualify the shares for resale should EuroGas not complete the filing required.

The ultimate recoverable value of the marketable securities including the amount of guarantee shares to be issued by EuroGas will be dependant upon completion of the U.S registration statement, *agreement between the parties of the amount of guarantee shares to be issued, and the* market for EuroGas shares when and as the shares are sold in the market.

Management is of the opinion that within the ensuing fiscal year the registration statement will be filed and accepted, the EuroGas shares will become fully free trading, the parties will reach an agreement as to the number of guarantee shares issuable, and that the value of the marketable securities as recorded will be fully realized.

BELMONT RESOURCES INC.
(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

See Schedule A - Statement of Operations and Notes 7 - Resource Interests in the accompanying Consolidated Financial Statements.

SECTION 2 - RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 10 of the accompanying Consolidated Financial Statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) SECURITIES ISSUED DURING THE PERIOD ENDED APRIL 30, 2002:

Date of Issue	Type of Security	Type of Issue	No. of Shares Issued	Price Share	Total Proceeds	Type of Consideration
Mar. 4/02	Common	Private Placement	500,000	$0.10	$50,000	Cash
Mar. 6/02	Common	Finders Fee	37,000	$0.10	—	Services
Mar. 6/02	Common	Property Acquisition	50,000	$0.10	—	Property Pmt.
Apr. 9/02	Common	Property Acquisition	200,000	$0.10	—	Property Pmt.

b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED APRIL 30, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
* Mar.27/02	500,000	Directors	$0.14	Mar.27/06
* Mar.27/02	460,000	Employees/Consultants	$0.14	Mar.27/06

* As at report date, these options had not been approved by the TSX Venture Exchange.

SECTION 4 - SUMMARY OF SECURITIES AS AT APRIL 30, 2002

a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2002:

The Company has authorized share capital of 50,000,000 common shares with no par value.
The Company has issued and allotted shares of its capital stock totalling 21,490,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 2002:

Security	Number	Exercise Price	Expiry Date
Options	900,000	$0.14	August 17, 2002
Warrants	500,000	$0.10	February 8, 2003
		or $0.125	February 8, 2004

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT APRIL 30, 2002:

Common shares in escrow – NIL

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT JUNE 28, 2002:

Vojtech Agyagos .... President/Director
Gary Musil .... Secretary/Director
Kenneth B. Liebscher .... Director
Peter P.H. John .... Director
Peter E. Serck .... Director
Jake Bottay .... Director

BELMONT RESOURCES INC.
(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE YEAR ENDED APRIL 30, 2002 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

See Notes to Financials - Nature of Operations Note (1)

In March 2001 the Company entered in an Agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o. This received approval at the July 17/01 Annual General Meeting.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

In February and April 2002 the Company acquired 5 potential mineral prospects in an active diamond exploration area - the James Bay Lowlands, northeastern Ontario.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions:

See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement, and February/April 2002 acquisitions.

(b) Material Expenditures:

As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses decreased during the first quarter of 2002.

Overall, operating expenses increased 3.13% ($1,955 more than the three months ending April 30, 2001.

Significant decreases were in: Consulting fees nil in 2002 ($9,715 in 2001) as the Company required an independent evaluation report on the proposed disposition of its interest in Rozmin (Slovak talc project).

Other decreases included: Legal $245 in 2002 ($7,512 in 2001). Also Salaries and administrative services $20,428 in 2002 ($23,430 in 2001).

Significant increases were in: Travel and shareholder relations $10,617 in 2002 ($2,036 in 2001) as a result of the Company entering into an investor relations agreement commencing February 15, 2002.

Also Regulatory and filing fees $2,538 in 2002 ($395 in 2001) due to additional filings during the quarter (i.e. private placements, property acquisitions, and investor relations agreements).

(c) News Releases & Material Change Reports:

February 8, 2002 - The Company entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches following regulatory approval. The diamond prospect property is also subject to a 2% NSR. A finder's fee in shares is also payable subject to CDNX approval.

FINANCING

The Company has arranged a non-brokered private placement of 500,000 units at a price of $0.10 each. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 in the first year and $0.125 in the second year.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

February 19, 2002 - The Company has entered into an Investor Relations agreement dated February 15, 2002, with MITRADE INTERNATIONAL INC. ("MiTrade"). Under the terms of the agreement subject to regulatory approval the Company has engaged MiTrade to provide investor relations services for a six-month term in consideration of a monthly fee of $3,500 plus reimbursement of reasonable out-of-pocket expenses.

The services to be provided by MiTrade will include:
Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing.

February 27, 2002 - Further to our February 8, 2002 News Release the Company is pleased to announce a final agreement has been signed with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region of Northeastern Ontario.

The Company has contracted a Geologist to prepare an updated report on the property and outline an exploration program.

The Company received conditional acceptance of the private placement for the $50,000 in financing. Final documentation has been filed for approval.

March 27, 2002 - Subject to regulatory approvals, incentive stock options were granted as to 960,000 shares at $0.14 for a period of four years. The options granted cannot be exercised until TSX Venture Exchange approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from the date the stock options are granted.

June 26, 2002 - Belmont Resources Inc. has received a final geological report on its 64 unit (1024 hectare) property located in north central Tolmie Township, James Bay Lowlands, a region that has uncovered thousands of kimberlite indicator minerals.

Belmont's Tolmie Township property is well located at the intersection of the northwest trending Lake Timiskaming ("Lake Tim") Structural Zone with the north to northeasterly striking Kapuskasing Structural Zone ("Kapus"). Four known clusters of kimberlite pipes are associated with the Lake Tim zone. Similarly diamond bearing lamprophyre dykes located in close proximity to and thus probably associated with Kapus have been found near Wawa. Under 'Operation Treasure Hunt', the Ontario Geological Survey (the "OGS") is overseeing kimberlite indicator mineral studies for the zone stretching from Wawa to southwest of Moosonee and in portions of the James Bay Lowland.

Belmont's Tolmie property is considered to be highly perspective to host one or more potentially diamond bearing kimberlite pipes. With respect to the geological setting and structural controls for diamond bearing kimberlite intrusions, the property is exceptionally well located. Untested magnetic features that may have a kimberlite source exist within the property boundaries. The first phase program will be a fixed wing areomagnetic and electromagnetic survey and will commence as soon as financing is available.

Upon the recommendation of our Consulting Geologist , Belmont has staked 4 additional claim blocks in the James Bay Lowlands, and expects to joint venture the exploration on these projects. The most advanced diamond exploration project in the province of Ontario is DeBeers Canada Exploration Inc.'s 100% owned Victor project, also located in the James Bay Lowlands.

For further information visit the Belmont website at www.belmont-resources.com and watch for updates.

(d) Investor Relations Activities: See February 19/02 News Release in Section 2(c) for Subsequent event.

(e) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the TSX Venture Exchange: None

(f) Regulatory Approval:

March 1, 2002 - The CDNX accepted for filing documentation with respect to a non-brokered private placement announced February 8, 2002;

March 5, 2002 - The CDNX accepted for filing an Agreement dated February 10, 2002 between the Company and Serge Lavoie whereby the Company acquired four mineral claims (64 units) in the James Bay Lowlands. A finder's fee agreement was also accepted.

3. Subsequent Events

See News Release dated June 26, 2002 in Section 2(c).

4. Financings, Principal Purposes and Milestones

Following completion of the sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3.2 million CDN in marketable securities of EuroGas, Inc. The realization of this amount as a current asset is dependent upon the filing and acceptance of a U.S. registration statement to qualify the shares for trading.

During the quarter ending April 30/02 the Company arranged a working capital non-brokered private placement of $500,000 units at a price of $0.10 per share to net the treasury $50,000.

5. Liquidity and Solvency

Working capital is in excess of $3,241,235 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company continues to rely on its Management to find new sources of financing to provide additional working capital for new resource acquisitions and exploration.

File 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@telus.net
Website: www.Belmont-Resources.com

July 18, 2002

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

SEC MAIL RECEIVED PROCESSING
SEP 0 5 2002
WASH. D.C. 164 SECTION

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the granting of incentive stock options announced on March 27, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil, CFO
Secretary/Director

Enclosures
cc: Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
Securities & Exchange Commission, Wash. D.C., USA

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Belmont Resources Inc.
   600 - 625 Howe Street
   Vancouver, BC V6C 2T6

   Telephone: (604) 683-6648

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quoting system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options to purchase a total 960,000 common shares in the capital of the Issuer. The options are exercisable up to March 27, 2006 (see TSX letter attached) at a price of $0.14 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Schedule Attached					

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Schedule Attached			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name & address of person being compensated	**Compensation paid (number and type of security and/or cash amount (CDN$)**	**Price per share (CDN$)**
N/A		

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 18th day of July, 2002

Belmont Resources Inc.

Per: ______________________________
Signature of authorized signatory

Gary Musil, Secretary and Director
____
Name and Office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

Question #5 Schedule

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Vojtech Agyagos North Vancouver, B.C.	150,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Gary Musil Vancouver, B.C.	525,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Kenneth B. Liebscher Blaine, WA	100,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Peter E. Serck Toronto, ON	75,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Jake Bottay West Vancouver, B.C.	50,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Duster Capital Corp. (Dusan Berka) Vancouver, B.C.	25,000	July 12/02	Nil	74(2)(9) of the Act	July 27/02
Robin T. McNabb Vancouver, B.C.	35,500	July 12/02	Nil	74(2)(9) of the Act	July 27/02

Question #6 Schedule

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Vojtech Agyagos 1365 Dempsey Road North Vancouver, B.C. V7X 1S7	604-985-5979 agyagos@yahoo.com	150,000	74(2)(9) of the Act
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	604-876-7355 gmusil@telus.net	525,000	74(2)(9) of the Act
Kenneth B. Liebscher 5466 Canvasback Road Blaine, WA 98230	360-371-5061 kenliebscher@hotmail.com	100,000	74(2)(9) of the Act
Peter E. Serck 35 Thorncliffe Park Toronto, ON M4H 1J3	416-423-0377 pserck@medallioncap.com	75,000	74(2)(9) of the Act
Jake Bottay #603 – 2180 Argyle Avenue West Vancouver, B.C. V7V 1A4	604-925-7861 jakebottay@hotmail.com	50,000	74(2)(9) of the Act
Duster Capital Corp. (Dusan Berka) #201 – 1935 Haro Street Vancouver, B.C. V6G 1H8	604-341-3195 dberka@aol.com	25,000	74(2)(9) of the Act
Robin T. McNabb #3 – 1875 Venables Street Vancouver, B.C. V5L 2H6	604-313-4824 robin_mcnabb@hotmail.com	35,000	74(2)(9) of the Act

TSX venture EXCHANGE

July 12, 2002

Fax: 683-1350

Belmont Resources Inc.
600 – 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Gary Musil

Dear Sir\Madame:

Re: Belmont Resources Inc. (the "Company") - Submission #75552

We acknowledge receipt of your letter dated July 3, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Vojtech Agyagos	150,000
Gary Musil	525,000
Kenneth B. Liebscher	100,000
Peter E. Serck	75,000
Jake Bottay	50,000
Duster Capital (Dusan Berka)	25,000
Robin T. McNabb	35,000

The options are exercisable up to March 27, 2006 at a price of $0.14 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: malki.haer@tsxventure.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

File: ::ODMA\PCDOCS\DOCP\958091\1

File 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

July 24, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated July 24, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

FAXED

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

July 24, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

BELMONT COMPLETES AGM

The Annual General Meeting of Belmont Resources Inc. ("BEO") was held in Vancouver, B.C. on July 23, 2002. In excess of 7,000,000 shares (32.8% of the issued and outstanding) were voted.

Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter. E. Serck, Peter John and Jake Bottay.

All other resolutions proposed to the shareholders were also approved.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil,
Secretary/Director

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

July 24, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of July 24, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Belmont Resources Inc. (the "Company")
600 - 625 Howe Street,
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

July 24, 2002

ITEM 3. PRESS RELEASE

Issued July 24, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Annual General Meeting of Belmont Resources Inc. ("BEO") was held in Vancouver, B.C. on July 23, 2002. In excess of 7,000,000 shares (32.8% of the issued and outstanding) were voted.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

BELMONT COMPLETES AGM

The Annual General Meeting of Belmont Resources Inc. ("BEO") was held in Vancouver, B.C. on July 23, 2002. In excess of 7,000,000 shares (32.8% of the issued and outstanding) were voted.

Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter. E. Serck, Peter John and Jake Bottay.

All other resolutions proposed to the shareholders were also approved.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 24th day of July, 2002